TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD FORM 40-F FILED ON EDGAR; AIF FILED ON SEDAR

Toronto, Ontario, March 21, 2025 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") announces that it has filed with the U.S. Securities and Exchange Commission its Form 40-F report consisting of its 2024 annual audited financial statements, management discussion and analysis and the annual information form ("AIF"). These filings are available through EDGAR at http://www.sec.gov/edgar.

The Company's AIF has also been filed with applicable Canadian securities regulatory authorities and is available under the Company's profile at www.sedarplus.ca, along with its previously filed annual audited financial statements and management's discussion and analysis for the year-ended December 31, 2024.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the annual audited financial statements and accompanying notes are available to shareholders upon written request.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com